Twin Disc, Incorporated

1328 Racine Street

Racine, Wisconsin

September 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Geoff Kruczek

Re:	Twin Disc, Incorporated
Registration Statement on Form S-3
File No. 333-227130

Via EDGAR

Ladies and Gentlemen:

We are responding to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 10, 2018, in connection with the above-captioned registration statement of Twin Disc, Incorporated (the “Company”) on Form S-3 filed on August 31, 2018 (the “Registration Statement”). For your convenience, the Staff’s comment is repeated below and followed by the Company’s response.

SEC Oral Comment:

The Staff indicated that the Registration Statement cannot be declared effective until the Company has filed the information referenced in Part III of the Company’s Form 10-K for the fiscal year ended June 30, 2018, filed on August 27, 2018 (as amended on August 31, 2018) (the “Form 10-K”).

Company Response:

On September 13, 2018, the Company filed its definitive proxy statement on Schedule 14A with the SEC, which includes the information incorporated by reference in Part III of the Company’s Form 10-K.

Should any member of the Staff have a question regarding our response to the comment set forth above, or need additional information, please do not hesitate to contact Kenneth A. Hoogstra at (414) 287-1376.

Sincerely,

Twin Disc Incorporated

By:	/s/ Jeffrey S. Knutson
Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

cc:	Kenneth A. Hoogstra, Esq.
von Briesen & Roper, s.c.